UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. __)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Creative Realities, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

22530J200

(CUSIP Number)

February 22, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22530J200	13G	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 3i, LP 84-3800874
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 157,205
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 157,205

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,205
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12.	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 22530J200	13G	Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 3i Management LLC 84-3590483
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 157,205
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 157,205

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,205
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12.	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 22530J200	13G	Page 4 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 157,205
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 157,205

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,205
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12.	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 22530J200	13G	Page 5 of 10

Item 1(a).	Name of Issuer.

Creative Realities, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 13100 Magisterial Drive, Suite 100, Louisville KY 40223.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company acquired by them (the “Shares”):

(i)           3i, LP, a Delaware limited partnership (“3i”), with respect to Shares beneficially owned by it;

(ii)          3i Management LLC, a Delaware limited liability company (“3i Management”), with respect to Shares beneficially owned by it; and

(iii)         Maier Joshua Tarlow, with respect to Shares beneficially owned by him.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 140 Broadway, 38th Floor, New York, NY 10005.

Item 2(c).	Citizenship.

3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Maier Joshua Tarlow is a United States citizen.

Item 2(d).	Title of Class of Securities.

Common stock, $0.01 par value per share.

CUSIP NO. 22530J200	13G	Page 6 of 10

Item 2(e).	CUSIP Number.

22530J200

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J),

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________.

CUSIP NO. 22530J200	13G	Page 7 of 10

Item 4.	Ownership.

The percentages used herein are calculated based upon 10,924,287 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed on November 12, 2020, plus the 800,000 shares issued and sold to 3i. As of February 22, 2021, the Reporting Persons beneficially owned 800,000 Shares. As of the close of business on March 4, 2021, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	3i, LP
(a)	Amount beneficially owned: 157,205
(b)	Percent of class: 1.4%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 157,205
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 157,205

B.	3i Management LLC
(a)	Amount beneficially owned: 157,205
(b)	Percent of class: 1.4%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 157,205
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 157,205

C.	Maier Joshua Tarlow
(a)	Amount beneficially owned: 157,205
(b)	Percent of class: 1.4%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 157,205
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: 157,205

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

CUSIP NO. 22530J200	13G	Page 8 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 22530J200	13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 4, 2021

3i, LP
By:	3i Management LLC,
Its General Partner

By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC
By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP NO. 22530J200	13G	Page 10 of 10

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement